SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE NINE HUNDRED AND FIFTY-SIXTH MEETING OF THE
BOARD OF DIRECTORS

On November 29, 2021, at 2:00 p.m., the undersigned members of the Company’s Board of Directors listed below cast their votes until 4:00 p.m. through an online platform at the call of Mario Engler Pinto Junior, Chair of the Board of Directors, on an extraordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, nº 300, Pinheiros, in the city and state of São Paulo, to decide on the “Election of the Board member Wilson Newton de Mello Neto as a member of the Audit Committee, according to article 27 of the Company’s Bylaw, and appointment of Eduardo de Freitas Teixeira, Coordinator of the Audit Committee, as a Financial Expert, under paragraph 3 of article 26 of the Bylaws and sole paragraph of article 14 of the Audit Committee’s Internal Regulations”. The matter was instructed by Official Letter Codec 139/2021 and Report CODEC 084/2021. According to item XL of article 14 of the Bylaws, registering the contrary vote of the Board member Walter Albertoni and the abstention of the Board member Wilson Newton de Mello Neto, the majority of the members approved the election of Mr. Wilson Newton de Mello Neto as a member of the Audit Committee. Also, according to article 27 of the Bylaws and sole paragraph of article 14 of the Audit Committee’s Internal Chart, registering the abstention of the Board member Eduardo de Freitas Teixeira, the majority of the members approved the appointment of Mr. Eduardo de Freitas Teixeira as a Financial Expert of the Audit Committee.

Mario Engler Pinto Junior, Chair of the Board of Directors, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, and signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the attending Board members. MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA CUNHA, EDUARDO DE FREITAS TEIXEIRA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, LUIS EDUARDO A. DE ASSIS, WALTER LUIS BERNARDES ALBERTONI, WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, December 1, 2021.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 2, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.